BAKER & McKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2005 JUN 23 A 11:

[redacted]

05009219

June 21, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Brief financial result (FY1998-2004)

PROCESSED
JUN 23 2005
THOMSON FINANCIAL

Thank you for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

dlw 6/23

June, 2005

Belluna Co., Ltd. Fact Sheet

The following sheet shows the brief financial results from FY1998 to FY2004

(Unit : Millions of Yen, Round off to the nearest millior

	FY1998	FY1999	FY2000	FY2001	FY2002	FY2003	FY2004
	Non-consolidated	Consolidated	Consolidated	Consolidated	Consolidated	Consolidated	Consolidated
	98/4-99/3	*99/4-00/3*	*00/4-01/3*	*01/4-02/3*	*02/4-03/3*	*03/4-04/3*	*04/4-05/3*
Sales	55,676	61,383	77,215	90,017	105,127	109,627	115,098
Cost of sales	25,989	27,701	34,743	39,593	45,865	47,074	48,206
Ratio to sales	46.7%	45.1%	45.0%	44.0%	43.6%	42.9%	41.9%
Gross Profit	30,126	33,986	42,776	50,838	59,759	62,840	66,891
Ratio to sales	54.1%	55.4%	55.4%	56.5%	56.8%	57.3%	58.1%
Selling, general and administrative expenses	26,664	27,765	35,194	41,631	49,075	52,670	56,010
Ratio to sales	47.9%	45.2%	45.6%	46.2%	46.7%	48.0%	48.7%
Operating income	3,462	6,220	7,582	9,207	10,684	10,170	10,881
Ratio to sales	6.2%	10.1%	9.8%	10.2%	10.2%	9.3%	9.5%
Ordinary income	3,428	6,083	7,392	9,096	10,794	11,093	11,589
Ratio to sales	6.2%	9.9%	9.6%	10.1%	10.3%	10.1%	10.1%
Net income	1,732	3,618	4,163	4,975	6,254	6,491	6,777
Ratio to sales	3.1%	5.9%	5.4%	5.5%	5.9%	5.9%	5.9%
Total assets	49,883	59,165	69,893	76,940	86,256	93,256	97,015
Current assets	33,743	39,783	47,307	53,963	55,240	58,047	60,919
Cash and deposits with banks	4,079	7,645	10,012	12,773	11,513	14,176	10,628
Notes and accounts receivable-trade	2,225	8,872	11,253	13,259	13,861	14,369	14,190
Other	27,439	23,266	26,042	27,931	29,866	29,501	36,101
Fixed assets	16,141	19,366	22,587	22,978	31,016	35,210	36,096
Current liabilities	22,890	25,858	29,965	33,626	35,435	35,829	38,880
Notes and accounts payable-trade	12,669	15,365	19,617	22,753	24,430	24,309	18,513
Short-term borrowings	3,513	4,427	3,095	3,044	2,246	2,194	4,120
Other	6,708	6,065	7,253	7,830	8,759	9,327	16,247
Long-term liabilities	6,949	7,714	11,613	10,399	13,479	14,712	9,161
Total liabilities	29,838	33,572	41,578	44,025	48,913	50,541	48,041
Total shareholders' equity	20,045	25,593	28,315	32,915	37,343	42,704	48,920
Capital stock	5,705	6,760	6,770	6,771	6,773	7,115	7,169
ROE (%)	9.0%	15.8%	15.4%	16.3%	17.8%	16.2%	14.8%
ROA (%) *	7.0%	10.6%	11.0%	12.0%	12.5%	11.3%	12.0%

*(Operating profit + Interest and dividend income / total assets)

(Unit : Thousands, Round off to the nearest thousand)

	FY1998	FY1999	FY2000	FY2001	FY2002	FY2003	FY2004
Outstanding shares without treasury stocks	14,282	15,075	17,789	19,568	21,210	20,980	23,082

(Unit : Yen)

	FY1998	FY1999	FY2000	FY2001	FY2002	FY2003	FY2004
Net income (diluted) per share	121.00	246.90	232.33	254.24	291.61	306.57	293.63
Cash dividends per share	17	25	25	25	25	25	25
Shareholders' equity per share	1,403.55	1,697.74	1,591.70	1,682.13	1,760.57	2,035.47	2,119.40